++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED         +
+EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS       +
+SUPPLEMENT AND ACCOMPANYING PROSPECTUS WILL BE DELIVERED TO PURCHASERS. THIS  +
+PRELIMINARY PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SHALL NOT       +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL  +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH       +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 15, 1998

PROSPECTUS SUPPLEMENT
                                                Filed Pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED OCTOBER 22, 1996)                Registration No. 333-14467


                                  $200,000,000

                                    [LOGO]

                           STEWART ENTERPRISES, INC.

                % REMARKETABLE OR REDEEMABLE SECURITIES (ROARS/SM/)
                                DUE MAY 1, 2013
                         (REMARKETING DATE MAY 1, 2003)

  The annual interest rate on the % Remarketable Or Redeemable Securities (the "ROARS") due May 1, 2013 (the "Stated Maturity Date") issued by Stewart
Enterprises, Inc. (the "Company") for the period from April   , 1998 to May 1,
2003 (the "Remarketing Date") is %. Interest on the ROARS is payable semi-annually on November 1 and May 1 of each year, commencing November 1, 1998. On the Remarketing Date, the ROARS will either be (i) mandatorily tendered to and purchased by NationsBanc Montgomery Securities LLC, or its successor, as Remarketing Dealer (the "Remarketing Dealer"), in which case the Remarketing Dealer will pay 100% of the principal amount of the ROARS and the Company will pay accrued interest, if any, to the Remarketing Date, or (ii) redeemed by the Company at 100% of the principal amount thereof plus accrued interest, if any, to the Remarketing Date. If purchased by the Remarketing Dealer on the Remarketing Date, the ROARS will bear interest for the period on and after the Remarketing Date to the Stated Maturity Date at the Interest Rate to Maturity described herein. Except as described herein, the ROARS are not subject to redemption by the Company prior to the Stated Maturity Date.

  The ROARS will be issued only in fully registered book-entry form without coupons and will be represented by one or more fully registered global securities (the "Global Securities") deposited with or on behalf of The Depository Trust Company (the "Depository") and registered in the name of the Depository or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Owners of beneficial interests in the Global Securities will not be entitled to receive physical delivery of the ROARS in definitive form, except under limited circumstances as described herein. See "Description of the ROARS--Book-Entry System." Settlement for the ROARS will be made in immediately available funds and all payments of principal and interest in respect of the ROARS in book-entry form will be made in immediately available funds. The ROARS will trade in the Depository's Same-Day Funds Settlement System until maturity or until the ROARS are issued in definitive form, and secondary market trading activity in the ROARS will therefore be required by the Depository to settle in immediately available funds.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
   OFFENSE.

--------------------------------------------------------------------------------

                                      Price to     Underwriting   Proceeds to
                                     Public(1)     Discount(2)   Company(3)(4)
------------------------------------------------------------------------------
Per ROARS.........................         %              %              %
------------------------------------------------------------------------------
Total.............................     $              $              $
------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from       , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $323,000.
(4) Includes a payment to the Company by NationsBanc Montgomery Securities LLC in connection with the Remarketing Agreement described herein. See "Description of the ROARS--Remarketing Dealer."

  The ROARS are being offered, subject to prior sale, by the Underwriters when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the global certificate will be made on or about       , 1998 in
book-entry form through the facilities of the Depository, against payment therefor.

NATIONSBANC MONTGOMERY SECURITIES LLC
                      BEAR, STEARNS & CO. INC.
                                                       CITICORP SECURITIES, INC.

           The date of this Prospectus Supplement is April   , 1998.
-----
SM Service Mark of NationsBanc Montgomery Securities LLC

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ROARS. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE ROARS IN THE OPEN MARKET.

                               ----------------

  References herein to "U.S. dollars" or "U.S. $" or "$" are to the lawful currency of the United States of America.

                                  THE COMPANY

GENERAL

  Stewart Enterprises, Inc. (the "Company") is the third largest provider of products and services in the death care industry in North America. Through its subsidiaries, the Company owns and operates 448 funeral homes and 132 cemeteries in 25 states within the United States, and in Puerto Rico, Mexico, Australia, New Zealand, Canada, Spain, Portugal, the Netherlands and Argentina. The Company is a leader in the industry's trend toward consolidation and has acquired most of its current operations through acquisitions.

  The Company provides a complete range of death care products and services both at and prior to the time of need. The Company's funeral homes and cemeteries are located primarily in metropolitan areas and are generally organized in "clusters," which are groups of integrated funeral homes and cemeteries. The Company also develops combined cemetery and funeral home facilities, whereby the funeral home is located at and operated in conjunction with the cemetery. The Company believes that it owns and operates one or more of the premier death care facilities in each of its principal markets. The Company also believes that it is an industry leader in the marketing and sale of prearranged funeral and cemetery services and products.

  The Company has an experienced management team and a decentralized organizational structure that allows local funeral home directors and cemetery managers to best serve their location's particular needs. The Company has three principal objectives: (i) to provide the highest level of quality, service and value to each family it serves; (ii) to attract, retain and reward highly qualified individuals to operate its businesses; and (iii) to pursue a strategy of disciplined internal and external growth, with the ultimate goal of enhancing shareholder value.

THE DEATH CARE INDUSTRY

  The Company's management believes that the death care industry has several attractive fundamental characteristics. The industry is relatively stable and business failures are uncommon. Death care businesses in the United States traditionally have been relatively small family-owned enterprises transferred to successive generations within the family; however, the industry in the United States and in certain foreign countries is undergoing a transition in which family-owned firms are consolidating with larger organizations such as the Company. Management believes this trend results primarily from the desire of owners to address management succession and estate planning issues and to achieve liquidity and diversification of their investments. Management believes this trend also results from the willingness of consolidators to offer attractive prices due to the consolidators' belief that they can improve the profit margins of the acquired firms mainly through enhanced marketing and sales initiatives and economies of scale. In addition, management believes it can be difficult for new competitors to successfully enter existing markets by opening new cemeteries and funeral homes due to several factors, including the importance to families of reputation and goodwill developed over time, regulatory compliance complexities, zoning restrictions and the existence of an adequate number of facilities serving mature markets.

  According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase by approximately 1% per year through 2010. In addition, industry studies indicate that while the death rate is declining slightly, the average age of the population in the United States is increasing. The aging of the population, particularly the "baby boomers" who have only recently begun to turn 50, represents a significant opportunity for firms such as the Company to expand their customer base and secure a portion of their future market share by actively marketing prearranged property, merchandise and services. Management believes that its principal target market for sales of prearranged cemetery property, merchandise and services is those age 50 and above, while those most inclined to prearrange their funeral service are typically age 60 and above.

OPERATIONS

  Premier Facilities. The Company believes that it operates one or more of the premier death care facilities in each of its principal markets. The Company considers a facility to be "premier" if, when measured by such factors as tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and potential for development or expansion, it is one of the most highly regarded facilities in its market area.

  Clustering. The Company operates most of its funeral homes and cemeteries in "clusters." Clusters are groups of funeral homes and cemeteries located in close enough proximity to each other that their operations can be integrated to achieve economies of scale. For example, clustered facilities can share vehicles and employees, centralized embalming services and inventories of caskets and other merchandise, thus decreasing the Company's cost to operate each location. Furthermore, by virtue of their proximity to each other, clustered facilities create opportunities for more integrated, sophisticated management and oversight of their operations.

  Funeral Operations. Funeral operations accounted for approximately 55% of the Company's revenues for the fiscal year ended October 31, 1997, and 58% for the three months ended January 31, 1998. The Company's funeral homes offer a complete range of services and products to meet families' funeral needs, including consultation on a prearranged basis or at the time of need, removal and preparation of remains, the use of funeral home facilities for visitation, worship and funeral services, transportation services, flowers and caskets. In addition to traditional funeral services, all of the Company's funeral homes offer cremation products and services. Most of the Company's funeral homes have a non-denominational chapel on the premises, thereby permitting family visitation and religious services to take place at one location.

  Cemetery Operations. Cemetery operations accounted for approximately 45% of the Company's revenues for the fiscal year ended October 31, 1997, and 42% for the three months ended January 31, 1998. The Company's cemetery operations involve the sale of cemetery property and related merchandise, including lots, lawn crypts, family and community mausoleums, monuments, memorials and burial vaults, along with the sale of burial site openings and closings. Cemetery property and merchandise sales are made at the time of need or on a prearranged basis. The Company also maintains cemetery grounds pursuant to perpetual care contracts or laws. Although profit margins of cemetery operations typically are lower than those of funeral operations, the Company believes that its cemetery properties help it to maintain market share, as families often return to a cemetery location where their ancestors are buried. In addition, the Company's clustering and combined facilities strategies help to improve the profitability of individual cemetery locations.

  Combined Funeral Home and Cemetery Operations. Approximately 44% of the Company's cemeteries have a Company funeral home on site that is operated in conjunction with the cemetery. Many of these facilities are in the Company's key markets, including, among others, New Orleans, Louisiana; Dallas, Fort Worth and Houston, Texas; and Miami, Orlando, Tampa and St. Petersburg, Florida. The Company plans to construct approximately three funeral homes per fiscal year on a Company cemetery location. Although it generally takes several years before a newly constructed funeral home becomes profitable, the Company's experience with combined facilities has demonstrated that the combination of a funeral home with a cemetery can increase significantly the market share and profitability of both. The enhanced purchasing power, more sophisticated management systems and sharing of facilities, personnel and equipment made possible by combined facilities results in lower average operating costs to the Company and helps to increase market share by allowing the Company to offer families the convenience of complete funeral home and cemetery planning and services from a single location at a competitive price.

  Cremation. For the year ended October 31, 1997, cremations accounted for approximately 28% of funeral services performed by the Company in the United States and Puerto Rico. In Australia, New Zealand, Mexico, Canada and Spain, cremations accounted for approximately 62%, 64%, 49%, 55% and 10%, respectively, of funeral services performed by the Company in fiscal year 1997. In September 1997, the Company entered Portugal, where cremations accounted for approximately 14% of the funeral services performed by the firms acquired. Additionally, in fiscal year 1998, the Company has entered the Netherlands, where cremations accounted for approximately 70% of the funeral services performed by the firm acquired by the Company.

  While cremations in the United States often result in lower average revenue than traditional funeral services, they generally produce higher gross profit margins. In the Company's foreign markets, cremations generally produce revenues comparable to those of traditional funeral services in those markets. The cremation rate in the United States has been increasing and by 2000, cremations are expected to represent 24% of the United States burial market, according to industry estimates. The Company has been addressing this trend by providing cremation products and services at all of its funeral homes, including traditional funeral services and memorialization options for those choosing cremation. Additionally, the Company plans to expand on the model developed by Sentinel Cremation Societies, Inc., which was acquired by the Company in fiscal year 1997 and is discussed below under the heading "Internal Growth Strategies."

  Prearrangements. The Company markets death care products and services on a prearranged basis through a staff of approximately 3,300 commission sales counselors. Prearranged plans enable families to establish in advance and prepay for the type of service to be performed, the products to be used and the cost of such products and services at prices prevailing at the time the agreement is signed, rather than when the products and services are delivered. Prearranged plans also permit families to eliminate the emotional strain of making death care decisions at the time of need. The Company believes that extensive marketing of prearranged products and services produces a backlog of future business and builds current and future market share. On average, over the past five years, the Company has sold nearly three prearranged funeral services for every one it has delivered out of the backlog. During the fiscal year ended October 31, 1997, the Company sold 48,676 prearranged funeral services, and as of January 31, 1998, had a backlog of 354,659 prearranged funeral services expected to be delivered some time in the future.

  Trust Funds and Escrow Accounts. Prearranged funeral plans are funded either through trust funds or escrow accounts established by the Company, or to a lesser extent through insurance, depending on the regulatory requirements in the relevant jurisdiction. When trust or escrow funding is used, a percentage of the sale price (the amount varies among jurisdictions), which is often paid in installments, is placed in a trust fund or escrow account and the remainder is retained by the Company to defray costs related to the sale. When insurance funding is used, payments received by the Company are used to pay premiums on insurance policies designed to cover the cost of providing the funeral service in the future.

  Principal and earnings (including interest, dividends and net realized capital gains) on the trust funds and escrow accounts, and amounts funded through insurance, generally are available to the Company only when the funeral service is performed. In limited circumstances, the Company receives principal amounts deposited in trust funds or escrow accounts upon cancellation of the contract by the customer. Additionally, the Company is permitted to withdraw earnings on a current basis in certain jurisdictions where trust funds are used and in unregulated jurisdictions where escrow accounts are used. As of January 31, 1998, the Company's prearranged funeral trust funds and escrow accounts totaled approximately $462 million.

  Prearranged cemetery merchandise is funded through trust funds and escrow accounts established by the Company, and the related principal and earnings generally are available to the Company only when the merchandise is delivered or contracts are cancelled. As of January 31, 1998, the Company's merchandise trust funds and escrow accounts totaled approximately $146 million.

  The Company funds its obligations to provide maintenance of cemetery grounds by placing a portion, generally 10%, of the proceeds from cemetery property sales into perpetual care trust funds or escrow accounts. Income from these funds is withdrawn and used for maintenance of the cemeteries, but principal, including in some jurisdictions net realized capital gains, generally must be held in perpetuity. As of January 31, 1998, the Company's perpetual care trust funds and escrow accounts totaled approximately $158 million.

  The accounting methods used to reflect the Company's prearranged funeral, merchandise and perpetual care trust funds and escrow accounts are complex and are described in the notes to the Company's consolidated financial statements included in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997. Management believes that balances in the Company's trust funds and escrow accounts, and amounts funded by insurance, along with installment payments due under contracts, will be sufficient to cover the Company's estimated cost of providing the prearranged services and products currently under contract.

  Management. The Company has an experienced team of managers, many of whom joined the Company through acquisitions. The Company's management structure is designed to allow local funeral home directors and cemetery managers substantial flexibility in deciding how their firms will be managed and their products and services will be priced and merchandised. At the same time, the Company establishes financial goals at the corporate level and maintains centralized supervisory controls. Finally, the Company provides business support services primarily through its Shared Services Center which provides centralized and standardized accounting, payroll, contract processing, collections and other services for all of the Company's domestic facilities, including those in Puerto Rico.

  Currently, the Company is divided into four operating divisions in North America, each of which is managed by a division president and chief financial officer. These divisions are further divided into regions, each of which is managed by a regional chief operating officer. The Company's operations in Europe and Australasia are not considered separate operating divisions, but they are managed by local regional executives who report to certain of the Company's executive officers. From time to time, the Company may increase or realign the divisions and regions to accommodate expansion of the Company's operations. The Company also has a Corporate Development Division, which manages the Company's acquisition program, and a Corporate Division, which manages the Company's corporate services, accounting and financial operations and strategic planning.

  In order to align the interests of the Company's managers with the long-term interests of its shareholders, the Company has granted options to purchase Company stock under its 1995 Incentive Compensation Plan to approximately 150 managers. Approximately two-thirds of the options granted were performance-based and vested on April 7, 1998 when the performance goal was met. See "-- Recent Developments." The remaining one-third of the options, covering approximately 1.3 million shares, vest over time, generally at the rate of 20% per year over five years, except for options granted since the initial grant date which vest over the remainder of the original five-year period.

  Foreign Operations. The Company first entered foreign markets in fiscal year 1994 and through April 13, 1998, has acquired a total of 198 properties outside the United States and Puerto Rico. For the fiscal year ended October 31, 1997, properties in foreign countries generated approximately 15% of consolidated total revenues and, as of January 31, 1998, accounted for approximately 33% of the Company's funeral home and cemetery locations and 19% of consolidated total assets.

  Internal Growth Strategies. The Company plans to increase market share by extensive marketing of prearranged services and products and by continuing to offer high quality services and products to families at competitive prices. The Company's strategy calls for it to increase the profitability of its funeral homes and cemetery operations primarily by continuing to achieve economies of scale through clustering and the development of combined facilities, through improved merchandising (by adjusting the mix of products and services offered to achieve higher sales and profits), selective price increases, obtaining volume discounts from suppliers and controlling costs. The Shared Services Center is a key component of the Company's plan to control costs.

  The Company expects to gain market share and improve profitability in the longer term partly through operating partnerships with third parties and by establishing a network of alternative services firms. In fiscal year 1997, the Company announced an agreement with the Archdiocese of Los Angeles whereby the Company will construct and operate six funeral homes on land leased by the Company from the Archdiocese at the site of six cemeteries owned and operated by the Archdiocese. Management believes that this partnership will allow the Company to enjoy the benefits of operating a funeral home on the grounds of a cemetery, without the capital investment of purchasing the cemetery. The Company also believes that partnerships such as this one also benefit the third parties by allowing them to compete with other cemeteries in their market that have funeral homes on their properties. To further expand upon this strategy, the Company is pursuing similar partnership opportunities with other cemetery operators. The construction of funeral homes is capital intensive, and newly-constructed funeral homes often do not yield profits for several years. No assurances can be given about whether, when or to what extent this strategy will contribute in any material respect to the Company's profits.

  During fiscal year 1997 the Company acquired Sentinel Cremation Societies, Inc. of California ("Sentinel") which owned and operated thirteen service centers offering cremations and related products and services. At the time of its acquisition, Sentinel sponsored two cremation societies, which together had more than 104,000 members. Members in the cremation society pay a small membership fee and receive a membership card indicating their wish to be cremated. Because Sentinel's offices generally operate from leased locations with a small staff, they have lower overhead than traditional funeral homes. The cost to the family for death care arrangements at a Sentinel location generally is less than at a traditional funeral home. The expansion of the Sentinel model is an example of the Company's effort to address the growing cremation market, and it offers a cost-saving alternative to the construction of a traditional funeral home. The Company plans to open additional service centers similar to the Sentinel model, although management expects this expansion to occur slowly while the Company further develops and tests the concept in new markets. Since the Sentinel acquisition was completed in March 1997, the Company has opened six additional service center locations. No assurance can be given about whether, when or to what extent this strategy will contribute in any material respect to the Company's profits.

  Subsidiaries. Substantially all of the Company's operations are conducted through subsidiaries.

ACQUISITIONS

  Background. From October 31, 1991 through April 13, 1998, the Company has grown from 72 funeral homes and cemeteries in six states to 448 funeral homes and 132 cemeteries in 25 states and nine foreign countries, almost entirely as a result of acquisitions. At the time of the Company's initial public offering in October 1991, the Company owned funeral homes and cemeteries in Louisiana, Texas, Florida, Virginia, West Virginia and Maryland. Since that time, the Company has expanded in the United States, primarily in the Southern and Mid-Atlantic states and more recently in the Midwest and Pacific states. The Company entered Puerto Rico and Mexico in fiscal years 1993 and 1994, Australia, New Zealand and Canada in fiscal years 1995 and 1996, and Spain and Portugal in fiscal year 1997. The Company also has entered the Netherlands and Argentina in fiscal year 1998. The Company has acquired a total of 198 funeral homes and cemeteries in Mexico, Australia, New Zealand, Canada, Europe and Argentina since it first entered those markets, and it believes that attractive expansion opportunities exist in those and other foreign countries. The following table sets forth certain information with respect to the Company's completed and pending acquisition activity:

                                                    NUMBER OF      AGGREGATE
                                                  FUNERAL HOMES  PURCHASE PRICE
                                                  AND CEMETERIES (IN MILLIONS)
                                                  -------------- --------------
      Properties owned as of October 31, 1991....       72           $   --
      Acquisitions(/1/):
        Fiscal year 1992.........................       11             30.0
        Fiscal year 1993.........................       49             94.6
        Fiscal year 1994.........................       60            177.6
        Fiscal year 1995.........................       70            154.4
        Fiscal year 1996.........................      149            179.0
        Fiscal year 1997.........................      114            184.5
        November 1, 1997-April 13, 1998..........       40             61.2
        Pending acquisitions, as of April 13,
         1998....................................       40             58.3

--------
(1) Excludes funeral homes and cemeteries constructed by the Company.

  External Growth Strategy. Management believes that only a relatively small part of the death care industry has been consolidated and that additional consolidation opportunities exist. The Company actively pursues acquisition opportunities both domestically and internationally and plans to continue to do so. Where feasible, the Company seeks to acquire premier firms that either may be integrated with an existing cluster or that may serve as a base for the formation of a new cluster, and that have strong management willing to remain with the Company. In evaluating a potential acquisition, the Company also considers factors such as the size of the community the property serves and the potential for increasing the property's profitability through increased prearranged marketing efforts and other means. The Company expects most of its expansion to continue to occur domestically, although it continues to pursue international acquisitions, primarily in Europe, Latin America and the Pacific Rim.

  Management believes it follows a disciplined approach to acquisitions. Currently, the Company's objective is to pay no more than eight times management's estimate of what the acquired firm's EBIT (earnings before interest and taxes) will be for the first twelve months after the acquisition. Management prices each acquisition so that the acquired firm is expected to be additive to Company earnings per share in the first twelve months after its acquisition.

  The Company created its Corporate Development Division in fiscal year 1995 to further coordinate the Company's acquisition activities. The Division was expanded in fiscal year 1997 to include, in addition to its six full-time employees, six field representatives focusing on domestic acquisition candidates and three representatives focusing on European acquisition candidates. These representatives devote their full time to identifying and developing candidates and assisting in negotiations, and they are paid on a commission basis. Divisional and regional management of the Company also work with the Corporate Development Division in identifying and developing candidates and assisting in negotiations.

  Assimilation. The Company seeks to retain key managers of acquired companies in order to assure the continuation of the acquired firm's goodwill, and frequently enters into management or consulting agreements and non-compete agreements with owners and key managers of acquired firms. In addition, the Company generally continues to operate acquired businesses under their existing names. Acquired firms initially, however, generally have lower gross profit margins than the Company's existing businesses. The Company strives to improve the margins of acquired businesses primarily by increasing prearranged sales, integrating the firm into the Company's marketing program, assisting local managers in evaluating merchandising and pricing strategies, and standardizing and centralizing certain business support functions through the Shared Services Center. Management believes that the Company has been improving its ability to assimilate acquired firms and improve their margins.

RECENT DEVELOPMENTS

  The Company's performance-based stock options, granted under the Company's 1995 Incentive Compensation Plan and covering 2.4 million shares, vested on April 7, 1998 when the performance goal set in 1995 was met. The options, held by 119 persons, vested when the average of the closing sale prices of a share of the Company's Class A Common Stock equaled or exceeded $52.87 for 20 consecutive trading days, which goal represented a five-year 20% annual compounded growth in the price per share of the stock from the plan's inception. As a result, the Company is required by generally accepted accounting principles to record a non-recurring, non-cash charge to earnings of approximately $78 million (approximately $51 million after-tax, or $1.04 per share) in the second quarter of fiscal year 1998. Although this charge will result in the Company reporting a loss for the second quarter of fiscal year 1998, there will be no impact on future periods. Additionally, to encourage optionees to exercise their options immediately in order to renew the performance-based option program and to reduce potential dilution from additional shares in the market, the Company offered to repurchase the options for the difference between $54.625, the closing price on the date on which the options vested, and the exercise price of the options. The vesting of the options, the repurchase of certain of the options by the Company and the exercise of the remaining options will result in a net cash outlay of approximately $43 million.

  The Company will effect a two-for-one stock split on its Class A and Class B Common Stock in the form of a 100% stock dividend payable on April 24, 1998 to shareholders of record on April 10, 1998.

FORWARD-LOOKING STATEMENTS

  Certain statements made herein that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially due to several important factors including the following: the Company's ability to sustain recent levels of acquisition activity and enter new markets; the economy, death rate and competition in the Company's markets; financial market conditions, including stock and bond prices and interest rates; the Company's ability to achieve economies of scale and manage growth; and the performance of acquired businesses. Such factors, and others, are more fully described in Item 5 of the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the ROARS offered hereby are estimated to be approximately $204.3 million, based on an offering price of 100% and after deducting the estimated underwriting discount and estimated expenses of the offering, and including the payment made to the Company by NationsBanc Montgomery Securities LLC as Remarketing Dealer. See "Description of the ROARS--Remarketing Dealer." The Company will use substantially all of the net proceeds to reduce the balances outstanding on its revolving credit facilities, which amounts will then become available to the Company to fund its continuing acquisition program and for general corporate purposes. As of April 13, 1998, $450.0 million was outstanding under the Company's $600 million revolving credit facility, and no amounts were outstanding under the Company's $10 million revolving credit facility. The $600 million revolving credit facility bears interest at the lead lending bank's prime rate, or at certain optional rates at the Company's election (a weighted average rate of approximately 6.56% at April 13, 1998), contains a facility fee of 12.5 basis points, and matures on April 30, 2002. The $10 million revolving credit facility bears interest at the lending bank's prime rate or at certain optional rates at the Company's election and matures on March 31, 1999. Of the funds drawn by the Company on its revolving credit facilities in the last 12 months, approximately 65% was used to fund acquisitions, and the remainder was used for additions to property and equipment, including new funeral home construction, and general corporate purposes. As of April 13, 1998, pending acquisitions consisted of 36 funeral homes and four cemeteries for an aggregate purchase price of $58.3 million.

  Under the most restrictive of its credit agreements, the Company is required to maintain a debt-to-equity ratio of not more than 1.25 to 1.0. After application of the net proceeds of this offering, the Company's additional borrowing capacity under this ratio is estimated to be approximately $326.0 million, all of which would be available under the Company's existing credit facilities.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 31, 1998, and such capitalization as adjusted to reflect the issuance of the ROARS and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                           JANUARY 31, 1998
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                            (IN THOUSANDS)
Current maturities of long-term debt................... $   35,784  $   28,290
                                                        ==========  ==========
Long-term debt, excluding current maturities(/1/)
  The ROARS............................................         --  $  200,000
  Revolving line of credit............................. $  362,000     165,217
  Senior notes.........................................     95,714      95,714
  6.70% Notes due 2003.................................    100,000     100,000
  Other, principally seller financing of acquired
   operations or debt assumed in acquisitions, and
   partially secured...................................     12,960      12,960
                                                        ----------  ----------
    Total long-term debt...............................    570,674     573,891
                                                        ----------  ----------
Preferred stock, $1.00 par value, 5,000,000 shares
 authorized; none outstanding..........................         --          --
Shareholders' equity:
  Common stock, $1.00 stated value:
    Class A common stock, no par value, 150,000,000
     shares authorized; 46,963,569 shares issued and
     outstanding.......................................     46,964      46,964
    Class B common stock, no par value, 5,000,000
     shares authorized; 1,777,510 shares issued and
     outstanding; 10 votes per share; convertible into
     an equal number of Class A shares.................      1,778       1,778
  Additional paid-in capital...........................    527,761     527,761
  Retained earnings....................................    300,074     300,074
  Cumulative foreign translation adjustment............    (46,532)    (46,532)
  Unrealized appreciation of investments...............      2,506       2,506
                                                        ----------  ----------
    Total shareholders' equity.........................    832,551     832,551
                                                        ----------  ----------
    Total capitalization............................... $1,403,225  $1,406,442
                                                        ==========  ==========

--------
(1) All of the Company's long-term debt is unsecured, except for $4.5 million at January 31, 1998 ($2.7 million at April 13, 1998) representing liens on the assets or stock of subsidiaries, which were incurred or assumed in connection with acquisitions. Long-term debt outstanding at January 31, 1998, excluding current maturities, included the following:

  (i) $362.0 million under the Company's $600 million revolving line of credit. The $600 million facility matures on April 30, 2002, contains a facility fee of 12.5 basis points, and borrowings bear interest at the lead lending bank's prime rate, or certain optional rates at the Company's election. As of April 13, 1998, borrowings under this facility totaled $450.0 million and had a weighted average interest rate of approximately 6.56%;

  (ii) $35.7 million of senior notes, bearing interest at 6.04% and maturing on November 30, 2003, with principal payments of $7.143 million due on November 30 each year, which payments commenced November 30, 1997;

  (iii) $60.0 million of senior notes consisting of $50 million Series B notes due November 1, 2002 with principal payments of $16.7 million due on each of November 1, 2000 and 2001 and $16.6 million due November 1, 2002, bearing interest at 8.44%, and $10 million Series C notes due November 1, 2006 bearing interest at 8.72%; and

  (iv) $100.0 million Notes due December 1, 2003, bearing interest at 6.70%.

As of April 13, 1998, the Company had an aggregate of $3.4 million in standby letters of credit issued under the $600 million facility, which amounts count as advances for purposes of determining the availability of funds under such facility.

                      SUMMARY FINANCIAL AND OPERATING DATA

                             (DOLLARS IN THOUSANDS)

                                                                                             THREE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,(/1/)                            JANUARY 31,(/1/)
                          ---------------------------------------------------------------  -----------------------
                             1993        1994        1995             1996        1997        1997        1998
                          ----------  ----------  ----------       ----------  ----------  ----------  -----------
STATEMENT OF EARNINGS
 DATA:
Revenues:
 Funeral................  $   75,348  $  116,266  $  188,991       $  225,461  $  291,649  $   66,576  $   86,918
 Cemetery...............     107,315     138,092     179,831          207,926     240,937      56,136      62,391
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
 Total revenues.........     182,663     254,358     368,822          433,387     532,586     122,712     149,309
Gross profit:
 Funeral................      22,398      31,785      55,309           72,239      89,235      20,171      28,057
 Cemetery...............      19,032      25,812      34,434           45,879      67,937      15,126      18,060
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
 Total gross profit.....      41,430      57,597      89,743          118,118     157,172      35,297      46,117
Corporate general and
 administrative
 expenses...............      (7,223)     (8,157)    (11,113)         (14,096)    (15,402)     (3,855)     (4,024)
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
Operating earnings
 before performance-
 based stock options....      34,207      49,440      78,630          104,022     141,770      31,442      42,093
Performance-based stock
 options................          --          --     (17,252)              --          --          --          --
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
Operating earnings......      34,207      49,440      61,378          104,022     141,770      31,442      42,093
Interest expense........      (6,540)     (8,877)    (22,815)         (26,051)    (38,031)     (8,962)     (9,946)
Investment and other
 income.................       1,902       1,635       2,937            4,104       2,738         785       1,358
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
Earnings from continuing
 operations before
 income taxes and
 cumulative effect of
 change in accounting
 principles.............  $   29,569  $   42,198  $   41,500 (/2/) $   82,075  $  106,477  $   23,265  $   33,505
                          ==========  ==========  ==========       ==========  ==========  ==========  ==========
Earnings before
 cumulative effect of
 change in accounting
 principles.............  $   18,839  $   27,253  $   26,145 (/2/) $   51,297  $   69,742  $   15,007  $   21,946
Cumulative effect of
 change in accounting
 principles (net of
 $2,230 income tax
 benefit)(/1/)..........          --          --          --               --      (2,324)     (2,324)         --
                          ----------  ----------  ----------       ----------  ----------  ----------  ----------
Earnings from continuing
 operations.............  $   18,839  $   27,253  $   26,145 (/2/) $   51,297  $   67,418  $   12,683  $   21,946
                          ==========  ==========  ==========       ==========  ==========  ==========  ==========
Pro forma earnings from
 continuing
 operations(/3/)........  $   17,753  $   28,649  $   30,671 (/2/) $   49,959  $   69,742  $   15,007
                          ==========  ==========  ==========       ==========  ==========  ==========
OTHER DATA:
 Depreciation and
  amortization..........  $    7,346  $   11,027  $   16,792       $   21,701  $   27,849  $    7,186  $    7,226
 Capital expenditures,
  excluding
  acquisitions..........      13,598      16,997      20,676           26,332      44,405       8,991      10,180
 Purchases of funeral
  homes and
  cemeteries(/4/).......      76,341     154,594      99,691          158,359     154,013      17,268      26,041
 EBITDA(/5/)............      43,455      62,102      81,107 (/5/)    129,827     172,357      39,413      50,677
 Ratio of EBITDA to
  interest
  expense(/5/)..........       6.64x       7.00x       3.55x (/5/)      4.98x       4.53x       4.40x       5.10x
                                               OCTOBER 31,                                    JANUARY 31, 1998
                          ---------------------------------------------------------------  -----------------------
                             1993        1994        1995             1996        1997       ACTUAL    AS ADJUSTED
                          ----------  ----------  ----------       ----------  ----------  ----------  -----------
BALANCE SHEET DATA:
 Assets.................  $  455,942  $  759,390  $1,072,435       $1,360,913  $1,629,270  $1,675,928  $1,677,451
 Long-term debt, less
  current maturities....     122,517     260,913     317,451          515,901     524,351     570,674     573,891
 Shareholders' equity...     232,006     325,671     483,978          547,447     819,570     832,551     832,551

                                                                      THREE MONTHS ENDED
                                    YEAR ENDED OCTOBER 31,                JANUARY 31,
                         -------------------------------------------- -------------------
                           1993     1994     1995     1996     1997     1997      1998
                         -------- -------- -------- -------- -------- --------- ---------
OPERATING DATA:
 Funeral homes in
  operation at end of
  period................       76      105      161      298      401       310       426
 At-need funerals
  performed.............   14,588   23,539   37,263   38,351   61,682    13,241    20,284
 Prearranged funerals
  performed.............    6,320    7,571    9,225   15,422   18,970     4,548     6,202
                         -------- -------- -------- -------- -------- --------- ---------
   Total funerals
    performed...........   20,908   31,110   46,488   53,773   80,652    17,789    26,486
 Prearranged funerals
  sold..................   17,859   26,637   33,787   37,545   48,676     9,057    13,565
 Backlog of prearranged
  funerals at end
  of period.............  130,610  183,886  222,532  294,829  350,031   296,014   354,659
 Cemeteries in
  operation at end of
  period................       57       90      105      120      129       120       132
 Interments performed...   26,557   33,118   42,480   46,007   53,266    13,997    14,717

--------
(1) Effective November 1, 1996, the Company changed accounting principles for prearranged funeral and cemetery sales, as follows:
  (a) The Company now defers a portion of the earnings realized by irrevocable prearranged funeral trust funds and escrow accounts in order to offset the estimated effects of inflation on the future cost of performing prearranged funeral services. Earnings realized in excess of those deferred are recognized on a current basis, except in those jurisdictions where earnings revert to a customer if a prearranged funeral service contract is cancelled. Previously, all such earnings were recognized as realized.
  (b) The Company now records all revenues and costs attributable to prearranged sales of cemetery interment rights and related products when customer contracts are signed. Allowances for customer cancellations and refunds are provided at the date of sale based upon historical experience. Previously, such sales generally were deferred under accounting principles prescribed for sales of real estate. Under the Company's application of this method of accounting for sales of real estate, revenues and costs were deferred until 20% of the contract amount had been collected.
  (c) The Company now records revenue and related costs attributable to cemetery burial site openings and closings at the time of sale. Previously, such sales were deferred until delivery.
  Information presented for fiscal year 1997 and the three months ended January 31, 1997 and 1998 reflects the change in accounting principles; whereas information presented for fiscal years 1993 through 1996 reflects results as originally reported under the accounting methods then in effect.
(2) Includes a non-recurring, non-cash charge of $17.3 million ($10.9 million after-tax) recorded during fiscal year 1995 in connection with the vesting of the Company's performance-based stock options. Excluding that charge, earnings from continuing operations before income taxes and cumulative effect of change in accounting principles, and earnings from continuing operations for fiscal year 1995 were $58.8 million and $37.0 million, respectively.
(3) Assumes change in accounting principles described in note (1) was applied retroactively.
(4) Represents purchases of subsidiaries as reflected in the Company's Consolidated Statements of Cash Flows, which amounts are net of cash acquired, seller financing and stock issued (which items represent the principal differences between the amounts presented herein and the purchase prices disclosed under the caption "The Company--Acquisitions").
(5) "EBITDA" means earnings from continuing operations before interest, taxes, depreciation, amortization (including amortization of goodwill) and extraordinary items. EBITDA and the ratio of EBITDA to interest expense for fiscal year 1995 include the effect of a non-recurring, non-cash charge of $17.3 million recorded in connection with the vesting of the Company's performance-based stock options. Excluding that charge, EBITDA and the ratio of EBITDA to interest expense for fiscal year 1995 were $98.4 million and 4.31x, respectively. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity. EBITDA is a non-GAAP measure and as calculated by the Company may not be comparable to EBITDA as calculated by other companies.

                           DESCRIPTION OF THE ROARS

GENERAL

  The ROARS offered hereby will be issued under the Indenture dated as of December 1, 1996 between the Company and Citibank, N.A., as trustee (the "Trustee") as supplemented by the First Supplemental Indenture dated as of
April    , 1998 between the Company and the Trustee (as supplemented, the
"Indenture"), and constitute a single series of Debt Securities thereunder. The following description of the particular terms of the ROARS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Except as expressly provided in this Prospectus Supplement, the terms and conditions set forth in the Prospectus will apply to the ROARS offered hereby.

  Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The Indenture permits the issuance from time to time of various series of Debt Securities, and each series may differ as to terms, including maturity, interest rate, redemption and sinking fund provisions, covenants, and events of default. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. As of April 15, 1998, the Company had outstanding $100 million aggregate principal amount of Debt Securities under the Indenture.

  The ROARS will mature on May 1, 2013 (the "Stated Maturity Date") and are limited to $200,000,000 in aggregate principal amount. The ROARS will be unsubordinated and unsecured obligations of the Company and will rank pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the Company. The ROARS will be issued in denominations of $100,000 or integral multiples of $1,000 in excess thereof. All payments on the ROARS will be made in U.S. dollars. The ROARS will be subject to the legal defeasance provisions of the Indenture after the Remarketing Date.

  On May 1, 2003 (the "Remarketing Date"), the ROARS will either be (i) mandatorily tendered to and purchased by NationsBanc Montgomery Securities LLC, or its successor, as Remarketing Dealer (the "Remarketing Dealer"), in which case the Remarketing Dealer will pay 100% of the principal amount of the ROARS and the Company will pay accrued interest, if any, to the Remarketing Date, or (ii) redeemed by the Company at 100% of the principal amount thereof plus accrued interest, if any, to the Remarketing Date.

INTEREST AND INTEREST PAYMENT DATES

  The ROARS will bear interest at  % per annum for the period from April   ,
1998 to the Remarketing Date. If the ROARS are purchased by the Remarketing Dealer on the Remarketing Date, on and after the Remarketing Date the ROARS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "--Interest Rate to Maturity."

  The ROARS will bear interest from April   , 1998, payable semi-annually on
November 1 and May 1 of each year (each, an "Interest Payment Date"), commencing November 1, 1998, to the persons in whose name the ROARS are registered at the close of business on the preceding October 15 and April 15, respectively (whether or not a Business Day) (each, a "Regular Record Date"); provided, however, that the first payment of interest on a ROARS with an original issue date between a Regular Record Date and an Interest Payment Date, or on an Interest Payment Date, will be made on the Interest Payment Date following the next succeeding Regular Record Date to the registered holder on such next succeeding Regular Record Date; and provided further, however, that interest payable on the Remarketing Date and on the Stated Maturity Date will be payable to the person to whom principal shall be payable. Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date (or from and including
April   , 1998 if no interest has been paid or duly provided for with respect to the ROARS) to but excluding the relevant Interest Payment

Date, the Remarketing Date or the Stated Maturity Date, as the case may be. Interest on the ROARS will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

INTEREST RATE TO MATURITY

  The Interest Rate to Maturity on the ROARS shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") to the nearest one thousandth (0.001) of one percent per annum, and will be equal to the sum of 5.44% per annum (the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the ROARS.

  For this purpose, the following terms have the following meanings:

  "Applicable Spread" shall be the lowest bid indication, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming (i) an issue date that is the Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date that is the Stated Maturity Date and (iii) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bid indications obtained as described above. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the holders of beneficial interests in the ROARS (the "Beneficial Owners"), the Holders (as defined in the Indenture) of the ROARS, the Company and the Trustee.

  "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of the ROARS being purchased by the Remarketing Dealer.

  "Comparable Treasury Price" means, with respect to the Remarketing Date, (i) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500) or (ii) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations (as defined below) for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in (i) above as may replace Dow Jones Markets.

  "Dollar Price" means, with respect to the ROARS, the present value, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below).

  "Reference Corporate Dealer" means each of NationsBanc Montgomery Securities LLC, Bear Stearns & Co. Inc., Citicorp Securities, Inc., and two other dealers to be selected by the Company and their respective successors; provided that if any of the foregoing or their affiliates shall cease to be a leading dealer of publicly traded debt securities of the Company (a "Primary Corporate Dealer"), the Remarketing Dealer shall substitute therefor another Primary Corporate Dealer.

  "Reference Treasury Dealer" means each of NationsBanc Montgomery Securities LLC, Bear Stearns & Co. Inc., Citicorp Securities, Inc., and two other dealers to be selected by the Company and their respective successors; provided that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., on the Determination Date.

  "Remaining Scheduled Payments" means, with respect to the ROARS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to and including the Stated Maturity Date; provided that if the Remarketing Date is not an Interest Payment Date with respect to the ROARS, the amount of the next succeeding scheduled interest payment thereon, calculated at the Base Rate only, will be reduced by the amount of interest accrued thereon, calculated at the Base Rate only, to the Remarketing Date.

  "Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price for such Remarketing Date.

MANDATORY TENDER

  If the Remarketing Dealer gives notice to the Company and the Trustee on the fifth Business Day prior to the Remarketing Date at no later than 4:00 p.m. New York City time of its intention to purchase the ROARS for remarketing (the "Notification Date"), each of the ROARS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "--Mandatory Redemption" or "--Optional Redemption." The purchase price for the ROARS to be paid by the Remarketing Dealer will be equal to 100% of the principal amount thereof, and the Company will pay accrued interest, if any, to the Remarketing Date. See "--Settlement."

  If the ROARS are tendered for remarketing, the Remarketing Dealer may remarket the ROARS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Remarketing Date, the ROARS will bear interest at the Interest Rate to Maturity.

  If the Remarketing Dealer elects to remarket the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS on the Remarketing Date is subject, among other things, to the conditions that, since the time that the Remarketing Dealer elected to remarket the ROARS, (i) no material adverse change in the condition, financial or otherwise, earnings, affairs or business of the Company and its subsidiaries taken as a whole shall have occurred the effect of which is such as to make it in the reasonable judgment of the Remarketing Dealer, impracticable to remarket the ROARS or to enforce contracts for sale of the ROARS and (ii) no Event of Default (as defined in the Indenture), or any event that, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the ROARS shall have occurred and be continuing.

  If for any reason the Remarketing Dealer does not purchase all ROARS on the Remarketing Date, the Company will be required to redeem the ROARS on the Remarketing Date at a price equal to 100% of the principal amount thereof plus all accrued and unpaid interest, if any, on the ROARS to the Remarketing Date. See "--Mandatory Redemption."

NOTIFICATION OF INTEREST RATE TO MATURITY

  If the Remarketing Dealer has previously notified the Company and the Trustee on the Notification Date of its intention to purchase the ROARS on the Remarketing Date, the Remarketing Dealer will notify the Company, the Trustee and the Depository by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

MANDATORY REDEMPTION

  The Company will redeem the ROARS as a whole on the Remarketing Date at a price equal to 100% of the aggregate principal amount of the ROARS plus all accrued and unpaid interest, if any, on the ROARS to the Remarketing Date in the event that (i) the Remarketing Dealer for any reason does not notify the Company of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date, or (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) at any time after the Remarketing Dealer elects on the Notification Date to remarket the ROARS, the Remarketing Dealer elects to terminate the Remarketing Agreement (as described below) in accordance with the terms thereof, or (iv) the Remarketing Dealer does not give notice to the Company and the Trustee on the Notification Date of its intention to purchase the ROARS for remarketing on the Remarketing Date, or (v) the Remarketing Dealer for any reason does not purchase all of the ROARS on the Remarketing Date, or (vi) the Company for any reason fails to pay for and redeem the ROARS following its election to effect such redemption as described below under the heading "--Optional Redemption." In any such case, payment will be made by the Company to the Depository participant of each Beneficial Owner of ROARS, by book-entry through the Depository by the close of business on the Remarketing Date against delivery through the Depository of such Beneficial Owner's ROARS.

OPTIONAL REDEMPTION

  Except in the limited circumstances described below, the ROARS are not subject to redemption at the option of the Company. If the Remarketing Dealer elects to remarket the ROARS, the Company will notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m. New York City time on the Business Day immediately preceding the Determination Date, if the Company irrevocably elects to exercise its right to redeem the ROARS, in whole but not in part, on the Remarketing Date. If the Company so elects to redeem the ROARS, the Company shall redeem the ROARS as a whole on the Remarketing Date at a price equal to 100% of the aggregate principal amount of the ROARS plus all accrued and unpaid interest, if any, on the ROARS to the Remarketing Date. In such case, payment will be made by the Company to the Depository participant of each Beneficial Owners of ROARS, by book-entry through the Depository by the close of business on the Remarketing Date against delivery through the Depository of such Beneficial Owner's ROARS. In addition, the Remarketing Dealer will be deemed to have elected not to remarket the ROARS and the Company will pay to the Remarketing Dealer the fair market value, calculated as set forth in the Remarketing Agreement, of the Remarketing Dealer's right to purchase and remarket the ROARS pursuant to the Remarketing Agreement.

SETTLEMENT

  If the ROARS are automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, all ROARS will be delivered automatically to the account of the Trustee, by book-entry through the Depository pending payment of the purchase price therefor, on the Remarketing Date. The Remarketing Dealer will make or cause the Trustee to make payment to the Depository participant (each, a "Participant") of each Beneficial Owner of ROARS, by book-entry through the Depository by the close of business on the Remarketing Date against delivery through the Depository of such Beneficial Owner's ROARS, of the purchase price for the ROARS. The purchase price of the ROARS will be equal to 100% of the principal amount thereof. If the Remarketing Dealer does not purchase all of the ROARS on the Remarketing Date, it will be the obligation of the Company to make or cause to be made such payment for the ROARS, as described above under "--Mandatory Redemption." In any case, the Company will make or cause the Trustee to make payment of interest due on the Remarketing Date to each Beneficial Owner of ROARS by book-entry through the Depository by the close of business on the Remarketing Date.

  The transactions described above will be executed on the Remarketing Date through the Depository in accordance with the procedures of the Depository, and the accounts of the respective Participants will be debited and credited and the ROARS delivered by book-entry as necessary to effect the purchases and sales thereof.

  The tender and settlement procedures described above, including provisions for payment to selling Beneficial Owners of tendered ROARS or for payment by purchasers of ROARS in the remarketing, may be modified to the extent required by the Depository or, if the book-entry system is no longer available for the ROARS at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of ROARS in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

  As long as the Depository or its nominee holds the certificates representing any ROARS in the book-entry system of the Depository, no certificates for such ROARS will be delivered by any selling Beneficial Owner to reflect any transfer of such ROARS effected in the remarketing. In addition, under the terms of the ROARS and the Remarketing Agreement (as defined below), the Company has agreed that (i) it will use its best efforts to maintain the ROARS in book-entry form with the Depository or any successor thereto and to appoint a successor depository to the extent necessary to maintain the ROARS in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the ROARS to be issued in certificated form.

  Settlement for the ROARS will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the ROARS in book-entry form will be made in immediately available funds. The ROARS will trade in the Depository's Same-Day Funds Settlement System until the Stated Maturity Date, or until the ROARS are issued in definitive form, and secondary market trading activity in the ROARS will therefore be required by the Depository to settle in immediately available funds.

  For further information with respect to transfers and settlement through the Depository, see "--Book-Entry System."

REMARKETING DEALER

  On or prior to the date of original issuance of the ROARS, the Company and the Remarketing Dealer will enter into a Remarketing Agreement (the "Remarketing Agreement"). The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company in connection with the remarketing. The proceeds to the Company from the sale of the ROARS will include an amount paid by the Remarketing Dealer for its right to remarket the ROARS.

  If the Remarketing Agreement is terminated at the option of the Remarketing Dealer based upon the occurrence of any of certain specified termination events, the Company will be obligated thereunder to reimburse the Remarketing Dealer for all of its reasonable out-of-pocket expenses. In addition, in the event of any such termination, the Company will be obligated to pay to the Remarketing Dealer the fair market value, calculated as set forth in the Remarketing Agreement, of the Remarketing Dealer's right to purchase and remarket the ROARS pursuant to the Remarketing Agreement (the "Calculation Amount"). If, prior to the Remarketing Dealer's election on the Notification Date to remarket the ROARS, (i) the Indenture or the ROARS are amended without the consent of the Remarketing Dealer in a manner that in the reasonable judgment of the Remarketing Dealer materially changes the nature of the ROARS or the remarketing procedures, or (ii) an Event of Default, or any event that, with the giving of notice or passage of time, or both, would constitute an Event of Default with respect to the ROARS shall have occurred and be continuing, the Company must pay the Calculation Amount to the Remarketing Dealer.

  The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

  If the Remarketing Dealer elects to remarket the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS on the Remarketing Date will be subject to several conditions precedent set forth in the Remarketing Agreement, including the conditions that, since the time that the Remarketing Dealer elected to remarket the ROARS, (i) no material adverse change in the condition financial or otherwise, earnings, affairs or business of the Company and its subsidiaries taken as a whole shall have occurred the effect of which is such as to make it in the reasonable judgment of the Remarketing Dealer, impracticable to remarket the ROARS or to enforce contracts for sale of the ROARS, and (ii) no Event of Default, or any event that, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the ROARS shall have occurred and be continuing. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to remarket the ROARS, the Remarketing Dealer will have the right to terminate the Remarketing Agreement, or, until 3:30 p.m. New York City time on the Business Day immediately preceding the Remarketing Date, redetermine the Interest Rate to Maturity.

  No Beneficial Owner of any ROARS shall have any rights or claims under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such ROARS.

  The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company shall appoint a successor Remarketing Dealer. The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the ROARS. The Remarketing Dealer may exercise any vote or join in any action that any Beneficial Owner of ROARS may be entitled to exercise or take as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

  As long as the Remarketing Agreement is in effect, the Company will not acquire any of the ROARS prior to the remarketing thereof by the Remarketing Dealer, other than in connection with the fulfillment of its obligation to redeem the ROARS, or the exercise of its right to redeem the ROARS, on the Remarketing Date. After the Remarketing Date, or termination of the Remarketing Agreement prior thereto, the Company may at any time purchase the ROARS at any price in the open market or otherwise. The ROARS so purchased by the Company may, at its discretion, be held, resold or surrendered to the Trustee for cancellation.

PAYMENT AND PAYMENT AGENTS

  Principal of and any interest on the ROARS will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as the Company may designate from time to time pursuant to the Indenture ("Paying Agents"), except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register (as defined in the Indenture).

  The Company has designated the Corporate Trust Office of the Trustee in New York, New York as the Paying Agent and as the place where the ROARS may be presented for payment. The Company may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment.

  Notwithstanding the foregoing, payments of principal and any interest on Book-Entry Securities will be made in accordance with the arrangements from time to time in place between the Paying Agents and the Depository or its nominee, as holder. See "--Book-Entry System."

  Any payment due on any day that is not a Business Day need not be made on such day, but may be made on the next such succeeding Business Day, with the same force and effect as if made on the due date, and no interest shall be payable on the date of payment for the period from and after the due date.

BOOK-ENTRY SYSTEM

  The ROARS will be issued only in fully registered form without coupons and will be a "Registered Security" under the Indenture. The ROARS will be issued in fully registered book-entry form, will be a "Book-Entry Security" under the Indenture and will be represented by one or more fully registered global securities (the "Global Securities") deposited with or on behalf of the Depository and registered in the name of the Depository or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to its participants' interests) and the Depository's participants (with respect to Beneficial Owners). So long as the Depository or its nominee is the registered owner of a Global Security, such registered owner will be considered the sole owner or Holder of the ROARS represented by such Global Security for all purposes under the Indenture. Except as otherwise provided below, Beneficial Owners will not be entitled to have any of the individual ROARS represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such ROARS in definitive form and will not be considered the owners or Holders thereof under the Indenture.

  The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities deposited by its participants with the Depository, and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depository's direct participants include securities brokers and dealers (including one or more of the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) have ownership interests in the Depository. Indirect access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depository and its participants are on file with the Securities and Exchange Commission.

  The Indenture provides that if at any time the Depository for any series of Debt Securities is unwilling, unable or ineligible to continue to serve as such, the Company shall appoint a successor Depository with respect to such series of Debt Securities. If a successor Depository is not appointed by the Company by the effective date of the resignation of the Depository, the Company will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Indenture provides that the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. However, under the terms of the ROARS and the Remarketing Agreement, the Company has agreed that (i) it will use its best efforts to maintain the ROARS in book-entry form with the Depository or any successor thereto and to appoint a successor depository to the extent necessary to maintain the ROARS in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the ROARS to be issued in a form other than global form.

  Payments of principal of and interest on ROARS represented by a Global Security registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such ROARS. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such ROARS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such ROARS or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The ROARS may be transferred or exchanged only through a participant in the Depository.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the ROARS is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers who hold ROARS as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding ROARS as a hedge against currency risk or as a position in a "straddle" for tax purposes, persons whose functional currency is not the U.S. dollar, or non-U.S. Holders (as defined below) whose income or gain in respect of ROARS is effectively connected with the conduct of a United States trade or business. In addition, this discussion only addresses the Federal income tax consequences of the ROARS until the Remarketing Date. Persons considering the purchase of ROARS must consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the ROARS arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a ROARS that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States Federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a ROARS that is not a U.S. Holder.

U.S. HOLDERS

  The United States Federal income tax treatment of debt obligations such as the ROARS is not certain. Because the ROARS are subject to mandatory tender on the Remarketing Date, the Company intends to treat the ROARS as maturing on the Remarketing Date for United States Federal income tax purposes. By purchasing the ROARS, a U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, interest on the ROARS will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder's regular method of tax accounting). Under the foregoing, if the ROARS are issued to a U.S. Holder at par value or, alternatively, the excess of the par value over the issue price is less than the statutory de minimis amount (generally 1/4 of 1% of the ROARS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from its issue date), the ROARS will not be treated as having original issue discount.

  If the ROARS are issued at a discount equal to or greater than the statutory de minimis amount, a U.S. Holder must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of accounting. In general, the amount of original issue discount included in income by an initial U.S. Holder of a ROARS would be the sum of the daily portions of original issue discount with respect to such ROARS for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such ROARS. The "daily portion" of original issue discount on any ROARS is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the ROARS, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of (x) the ROARS' adjusted issue price at the beginning of such accrual period and appropriately adjusted to take into account the length of the particular accrual period and (y) the yield of the ROARS and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a ROARS at the beginning of any accrual period is the sum of the issue price of the ROARS plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the ROARS that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

  Under the foregoing treatment, upon the sale, exchange or retirement of a ROARS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the ROARS. A U.S. Holder's adjusted tax basis in the ROARS generally will equal such U.S. Holder's initial investment in the ROARS increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such ROARS. Subject to the application of the market discount rules, such gain or loss will be capital if the ROARS are held as a capital asset.

  The Taxpayer Relief Act of 1997 (the "1997 Act") reduces the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). The capital gains rate for capital assets held by individual taxpayers for more than twelve months but not more than eighteen months ("mid term") was not changed by the 1997 Act. The 1997 Act does not change the capital gain rates for corporations. Prospective investors should consult their own tax advisors concerning these tax law changes.

  There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Company's treatment of ROARS, and the IRS could seek to treat the ROARS as maturing on the Stated Maturity Date. In the event the ROARS were treated as maturing on the Stated Maturity Date for United States Federal income tax purposes, because the Interest Rate to Maturity will not be determined until the Determination Date, the ROARS would be treated as having contingent interest under the Internal Revenue Code of 1986, as amended (the "Code"). In such event, under Treasury Regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), the Company would be required to construct a projected payment schedule for the ROARS based upon the Company's current borrowing costs for comparable debt instruments of the Company, from which an estimated yield on the ROARS would be calculated. A U.S. Holder would be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the ROARS that would be deemed to accrue at this estimated yield for each day during the U.S. Holder's taxable year on which the U.S. Holder holds the ROARS. The amount of interest that would be deemed to accrue in any accrual period would equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the ROARS' adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest would be determined by allocating to each day in the accrual period the ratable portion of the interest that would be deemed to accrue during the accrual period. In general, for these purposes, the "ROARS' adjusted issue price" would equal the ROARS' issue price increased by the interest previously accrued on the ROARS, and reduced by all payments made on the ROARS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

  Under the Contingent Payment Regulations, upon the sale, exchange or redemption of a ROARS (including a sale pursuant to the mandatory tender on the Remarketing Date), a U.S. Holder would be required to recognize taxable income or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or redemption and the U.S. Holder's adjusted tax basis in the ROARS as of the date of disposition. A U.S. Holder's adjusted tax basis in the ROARS generally would equal such U.S. Holder's initial investment in the ROARS increased by any interest previously included in income with respect to the ROARS by the U.S. Holder, and decreased by any payments received by the U.S. Holder. Any taxable income generally would be treated as ordinary income. Any such taxable loss generally would be treated
(i) first as an offset to any interest otherwise includible in income by a U.S. Holder with respect to the ROARS for the taxable year in which the sale or exchange occurs to the extent of the amount of such includible interest, and (ii) then as an ordinary loss to the extent of the U.S. Holder's total interest inclusions on the ROARS in previous taxable years. Any remaining loss in excess of the amounts described in (i) and (ii) above generally would be treated as short-term, mid-term, or long term-capital loss (depending upon the U.S. Holder's holding period for the ROARS). All amounts includible in income by a U.S. Holder as ordinary income pursuant to the Contingent Payment Treasury Regulations would be treated as original issue discount.

NON-U.S. HOLDERS

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal or interest (including original issue discount and accruals under the Treasury regulations applicable to contingent payment debt obligations, if any) on a ROARS, unless such non-U.S. Holder (i) owns actually or constructively 10% or more of the total combined voting power of the Company, (ii) is a controlled foreign corporation related to the Company through stock ownership or (iii) is a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Beneficial Owner of the ROARS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the Beneficial Owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Beneficial Owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. The Internal Revenue Service has amended the transition period relating to recently issued Treasury Regulations (see "New Withholding Regulations" below). Withholding certificates or statements that are valid on December 31, 1999, may be treated as valid until the earlier of its expiration or December 31, 2000. All existing certificates or statements will fail to be effective after December 31, 2000. If a ROARS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Beneficial Owner to the organization or institution.

  Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a ROARS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

  The ROARS will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the ROARS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the ROARS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the ROARS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a ROARS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. Holder status (and certain other conditions are met). Certification of the registered owner's non-U.S. Holder status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a Beneficial Owner generally would be allowed as a refund or a credit against such Beneficial Owner's United States Federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and NationsBanc Montgomery Securities LLC, Bear, Stearns & Co. Inc. and Citicorp Securities, Inc. (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the ROARS set forth opposite its name below:

                                                                    PRINCIPAL
      UNDERWRITER                                                     AMOUNT
      -----------                                                  ------------
      NationsBanc Montgomery Securities LLC....................... $
      Bear, Stearns & Co. Inc.....................................
      Citicorp Securities, Inc....................................
                                                                   ------------
        TOTAL..................................................... $200,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the ROARS are subject to certain conditions and that, if any ROARS are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the ROARS agreed to be purchased by the Underwriters must be so purchased.

  The Company has been advised by the Underwriters that they propose to offer the ROARS in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain selected dealers at such price less a concession not to exceed % of the principal amount of the ROARS. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the ROARS to certain other brokers and dealers. After the ROARS are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Underwriters.

  The ROARS are a new issue of securities with no established trading market. The Company does not intend to list the ROARS on any securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the ROARS, but they are not obligated to do so and may discontinue market making at any time without notice. There can be no assurance that an active market for the ROARS will develop or, if a market does develop, at which prices the ROARS will trade.

  The Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the ROARS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriters in connection with the offering. If the Underwriters create a short position in the ROARS in connection with the offering, i.e., if they sell ROARS in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing ROARS in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ROARS. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Settlement for the ROARS will be made in immediately available funds and all secondary trading in the ROARS will settle in immediately available funds. See "Description of the ROARS--Settlement."

  The Company has agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to make contribution to certain payments in respect thereof.

  In the ordinary course of business, the Underwriters and their affiliates have engaged and may in the future engage in investment banking transactions with the Company and certain of its affiliates. NationsBanc

Montgomery Securities LLC has been appointed as the Remarketing Dealer for the ROARS. See "Description of the ROARS--Remarketing Dealer." Additionally, NationsBanc Montgomery Securities LLC is an affiliate of NationsBank of Texas, N.A. ("NationsBank"), which is a lender to the Company under its $600 million revolving credit facility. Citicorp Securities, Inc. is an affiliate of Citicorp USA, Inc. ("Citicorp"), which is also a lender to the Company under its $600 million revolving credit facility. NationsBank and Citicorp will receive their proportionate share of any repayment by the Company of amounts outstanding under such facility from the proceeds of the offering of the ROARS. In addition, NationsBank or its affiliates and Citicorp or its affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates. Citibank, N.A., an affiliate of Citicorp Securities, Inc., acts as Trustee under the Indenture governing the ROARS.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPEC-TUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICA-TION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTI-TUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
The Company................................................................ S-3
Use of Proceeds............................................................ S-9
Capitalization............................................................. S-10
Summary Financial and Operating Data....................................... S-12
Description of the ROARS................................................... S-14
Certain United States Federal Income Tax Considerations.................... S-21
Underwriting............................................................... S-25
                                  PROSPECTUS
Available Information......................................................    2
Documents Incorporated by Reference........................................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Ratio of Earnings to Fixed Charges.........................................    4
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   14
Legal Matters..............................................................   15
Experts....................................................................   15

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                  [LOGO OF STEWART ENTERPRISES APPEARS HERE]

                                    STEWART
                                 ENTERPRISES,
                                     INC.

                                 $200,000,000

                                % REMARKETABLE OR
                             REDEEMABLE SECURITIES
                                   (ROARS/SM/)
                                DUE MAY 1, 2013

                               ----------------
                             PROSPECTUS SUPPLEMENT
                               ----------------

                            NATIONSBANC MONTGOMERY
                                SECURITIES LLC

                           BEAR, STEARNS & CO. INC.

                           CITICORP SECURITIES, INC.

                                APRIL   , 1998

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